NEWS RELEASE	ELD No. 12-20
TSX: ELD NYSE: EGO ASX:EAU	July 27, 2012

2012 Second Quarter Financial and Operating Results
Profits and Cash flows Impacted by Lower Gold Production
Earnings per share $0.07; Cash Flow per share $0.12
(all figures in United States dollars unless otherwise noted)

VANCOUVER, BC –  Eldorado reports profit attributable to shareholders of the Company of $46.6 million for the period, and generates $82.1 million in cash from operating activities before changes in non-cash working capital.

Q2 2012Key Performance Indicatorsand Subsequent Events

•	Gold productionof 140,694 ounces at an average cash operating cost of $480 per ounce (Q2 2011 gold production – 162,429 ounces at $397 per ounce).

•	Gold sales of 141,717 ounces at $1,612 per ounce, including 8,798 ounces of Efemcukuru sales related to pre-commercial production (Q2 2011 gold sales – 162,164 ounces at $1,510 per ounce).

•
Profit attributable to shareholders of the Company of $46.6 million or $0.07 per share (Q2 2011 - $74.9 million or $0.14 per share)was impacted by lower production from Jinfeng as well as higher corporate, exploration and tax expenses.

•	Generated $82.1 million in cash from operating activities before changes in non-cash working capital – a decrease of 28% over the same quarter in 2011.

•	Certej Project, Romania was granted the Environmental Permit on July 9, 2012.

•	Declared a dividend of Cdn$0.06 per common share on July 26, 2012.

Outlook

The Company has revised its 2012 production guidance to 660,000 ounces of gold at average cash operating costs of $465 per ounce, due to delayed treatment of Efemcukuru concentrate at the Kisladag mine and the delayed completion of construction of the Eastern Dragon project. The Company’s Kisladag, Tanjianshan, White Mountain and Jinfeng mines are forecast to produce 595,000 ounces at a cash operating cost of $471 per ounce.  This performance compares favourably with beginning of year mid-range guidance of 595,000 ounces at cash operating costs of $482 per ounce.  This production forecast does not include any allowance for production from the recently commissioned Olympias processing plant.

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Financial Results

Net income for the quarter was $46.6 million (or $0.07 per share), compared with $74.9 million (or $0.14 per share) in the second quarter of 2011, a decrease of 38%. The decrease in net income year over year was due to lower earnings before taxes from gold mining operations ($18.9 million lower), as well as higher general and administrative expense ($6.1 million higher), exploration expense ($5.5 million higher) and tax expense ($5.1 million higher).

Revenues from gold sales for the quarter of $214.2 million were down $30.7 million or 13%, from the second quarter of 2011 due to lower sales volumes partially offset by higher prices. The Company sold 132,919 ounces in the second quarter of 2012 as compared with 162,164 in the second quarter of 2011. The table below details the sales volumes by mine as compared to the previous year.

Sales volumes by mine	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
Gold ounces sold*	132,919	162,164	283,580	310,694
- Kisladag	61,991	66,392	127,155	117,224
- Tanjianshan	27,172	31,977	55,988	60,470
- Jinfeng	25,661	46,381	60,858	94,899
- White Mountain	18,095	17,414	39,579	38,101
Average price per oz.	$1,612	$1,510	$1,662	$1,456
Gold revenue (millions)	$214.2	$244.9	$471.4	$452.4
*Not including 8,798 ounces of gold (3 months ending June 30, 2012) and 12,381 ounces of gold (6 months ending June 30, 2012) of Efemcukuru precommercial production.

Operating Performance

Kisladag
Kisladag produced 61,575 ounces of gold at a cash operating cost of $333 per ounce in the quarter as compared to 66,688 ounces at a cash operating cost of $389 per ounce during Q2 2011. Gold production at Kisladag during the second quarter of 2012 was lower than the same quarter of 2011 mainly due to the stacking and leaching schedule. The actual ounces placed on the leach pad were higher in the second quarter 2012 than in the second quarter 2011 and the mine will see the benefit of these ounces in the third and fourth quarter of 2012.

Tanjianshan(TJS)
Tanjianshan produced 27,172 ounces of gold at a cash operating cost of $432 per ounce in the quarter as compared to 31,977 ounces at a cash operating cost of $343 per ounce in Q2 2011. Gold production at Tanjianshan during the second quarter of 2012 was slightly lower than the same quarter of 2011 as a result of lower head grades and mill throughput, partially offset by higher recovery rates.

Jinfeng
Jinfeng produced 25,630 ounces of gold at a cash operating cost of $786 per ounce during the quarter compared to 46,381 ounces at a cash operating cost of $401 during Q2 2011. Gold production at Jinfeng in the second quarter 2012 was lower than the same quarter of 2011 due to lower head grades and mill throughput. The open pit is currently in a waste stripping phase and lower grade stockpile material is being treated to make up for the lack of open pit ore.

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White Mountain
White Mountain produced 18,095 ounces of gold at a cash operating cost of $622 per ounce during the quarter compared to 17,414 ounces at $518 per ounce during Q2 2011. This increase in production was largely as a result of improved recoveries due to the caustic pre-treatment plant placed into production in the second half of 2011.

Efemcukuru
During the quarter Efemcukuru recovered approximately 27,000 ounces in concentrate which was shipped to Kisladag for final treatment, and sold 8,798 ounces, which were considered sales from pre-commercial production for accounting purposes.  At the end of the quarter there were approximately 42,000 ounces of in-situ gold contained in concentrate stored at Kisladag.  Forecast 2012 production for Efemcukuru is now 65,000 ounces.  Based on mine site production levels,yearend inventory of concentrate remaining at Kisladag will total approximately 40,000 ounces.  Work is ongoing to determine the most appropriate means to accelerate recovery of gold from the inventory.

The mine and mill operated at expected levels during the quarter. At the Kisladag concentrate treatment plant an additional filter press unit arrived during the quarter and is expected to be operational early in the third quarter. Improvements are being made to the leaching circuit to improve recoveries to design levels.

Vila Nova
During the quarter Vila Novaprocessed176,418 wet metric tonnes and sold 172,024 dry metric tonnes of iron oreat an average price of $85 per dry metric tonne compared to 153,013 wet metric tonnes produced and 43,418 dry metric tonnes sold in Q2 2011 at an average price of $130 per dry metric tonne. Iron ore production in the second quarter of 2012 increased at Vila Nova compared to the same quarter of 2011, mainly as a result of improved efficiencies in both the mine and treatment plant. Four shipments were made during the quarter, two of lump ore and two of sinter fines. Operating costs averaged $62 per dry metric tonne (Q2 2011 - $62 per dry metric tonne).

Stratoni
During the second quarter, Stratoni mined 66,529 tonnes of run-of-mine ore and produced 17,278 tonnes of lead and zinc concentrate at an average cash cost of $593 per tonne of concentrate produced.  During the same period, Stratoni sold 15,821 tonnes of concentrate at an average price of $843 per tonne (4,678 tonnes of lead concentrate at an average price of $1,423 per dry metric tonne and 11,143 tonnes of zinc concentrate at an average price of $682 per dry metric tonne, minus prior period finalised sales adjustments).

Development

Eastern Dragon
Activity was limited during the quarter as we continued to focus on receiving the Project Permit Approval (PPA). Subsequent to the quarter end Eldorado was informed by the Heilongjiang Provincial Development and Reform Commission (PDRC) that it would require the formal approval of the PPA by the National Development and Reform Commission (NDRC) in Beijing. We are currently in the process of preparing the necessary paperwork to submit to NDRC, as well as determining the timeline for review and approval.

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Tocantinzinho
As part of the Environmental Impact Assessment (EIA), a Public Hearing was held on June 14, 2012 in ParaState with participation by local and State government authorities and local stakeholders.  There were no statements of opposition to the Tocantinzinho Project registered during the event.

Assessment of the Tocantinzinho EIA application will continue under the guidance of the State environmental agency. Processing of the application is expected to be completed by the end of the year. Preparation of the feasibility study is ongoing with completion scheduled for late in the third quarter.

Perama Hill
Receipt of the PEIA approval for Perama Hill in February marked a major milestone in the permitting process for the project. The EIA application was subsequently submitted to the Ministry of Environment and Forestry for approval. This application will be processed under the fast track program for capital investment projects. The application continues to be monitored closely and it appears that changes in Greece resulting from recent elections have not adversely impacted the operation of the bureaucracy or progress on the application.

Field work on the Perama Hill site resumed after several years of inactivity. Geotechnical drilling and analysis is underway and we expect exploration drilling in the Perama South deposit to start in the third quarter.

Olympias
Rehabilitation of the Olympias underground mine and refurbishment of the processing plant continued during the quarter. In the mine, 532 meters (m) of underground access was rehabilitated or developed. Portal development was completed for the 8.5 km tunnel linking Stratoni and Olympias during the quarter and mining of the adit began. Metallurgical testwork to evaluate the proposed new processing facility at Stratoni continued during the second quarter.

Commissioning of the Olympias processing plant started late in the second quarter and we expect concentrate production from the historic tailings to commence  early in the third quarter.

Skouries
During the second quarter the initial mobilization of support equipment, facilities and personnel was conducted.  The site survey began and the layout of the main access road was finalized. Tree cutting began on forest land acquired from the forestry department.

Certej
On July 9, 2012 the Environmental Permit for Certej was approved by the Regional Department of Environment.  This was the final major milestone in the environmental permitting process for Certej.  Land acquisition activities continue to progress satisfactorily as a precursor to our construction permit application.

A drill program to provide metallurgical samples was completed during the quarter and exploration drilling is ongoing.

Exploration Update

The Company completed 47,300 meters of exploration drilling during the quarter at our exploration projects and mine operations in Turkey, Greece, Romania, China, and Brazil.

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Turkey
Exploration in Turkey during the quarter focused on drilling at our Efemçukuru mine site, identification of new exploration target areas at Kisladag and sampling and mapping activities at several reconnaissance projects.

At Efemçukuru, 44 drillholes (7,500m) were completed during the quarter on the Kestane Beleni northwest extension and the Kokarpinar vein targets.  The most significant result was the identification of a new high-grade zone in a previously untested portion of the Kokarpinar vein, with drillhole intercepts of 1.64m @ 298.35 g/t Au and 310.54 g/t Ag (KV-419); 1.91m @ 8.84 g/t Au and 55.66 g/t Ag (KV-417); and 0.75m @ 8.82 g/t Au and 13.10 g/t Ag (KV-420).   These three drillholes pierce the vein at the same elevation over a 200m strike length, and the high grade shoot they define is open up-dip, down-dip, and to the north.

At our reconnaissance projects, drilling commenced late in the quarter at the Sebin porphyry+epithermal prospect, and drill target definition, permitting and access road construction were completed at the Atalan, Dolek and Gaybular projects.

Greece
Drilling continued during the quarter on the Piavitsa prospect, with twelve holes completed and approximately 3,000m drilled.  Drilling is targeting polymetallic, Au+Ag rich, carbonate replacement sulphide mineralization along the Stratoni fault zone, similar to that typical of the Olympias deposit. All drillholes have intersected the fault zone at or near the projected depth and have cut intervals of massive sulphide, disseminated sulphide or oxide material within the fault zone.  Assay results to date have demonstrated that high gold values can occur in any of these forms of mineralization.  Notable results include intercepts of: 4.6m @ 4.06 g/t Au and 208.0 g/t Ag (PHG-060); 7.00m @ 4.94 g/t Au and 50.0 g/t Ag (PHG-061); 5.0m @ 4.07 g/t Au and 2.00 g/t Ag (PHG-062); and 12 m @ 1.86 g/t Au (PHG-068).  Drilling in the second half of the year will continue to test the Stratoni fault zone with a drillhole spacing of approximately 200m x 200m, to provide drillhole density to support a year-end inferred resource estimate.

At the Fisoka Cu+Au porphyry prospect, drilling commenced during the quarter in an area where historical drilling by TVX and a Greek precursor company delineated a shallow, supergene enriched chalcocite zone.   Initial holes are targeting areas of the enriched zone where previous programs suffered from poor core recovery, as well as deeper underlying areas that were not previously tested.

At Perama Hill, geological mapping and prospecting were completed over Perama Hill and Perama South.  Initial results from geochemical sampling included high Au values (5-10 g/t Au) from stratabound mineralization and crosscutting breccia bodies at Perama South. Additional sampling is planned prior to outlining a drilling program to test for extensions of these mineralized zones.

Romania
Our exploration activities in Romania are focused on projects in the Certej Mining District.  At the Certej deposit, drill testing of two areas began during the quarter. The target areas are a mineralized zone along the western edge of the proposed open pit, plus a poorly-drilled zone of gold mineralization that links the lower parts of the West and Main Zones.  This zone lies beneath the present pit design, and is largely classified as an Inferred Mineral Resource.

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China
Exploration drilling in China during the quarter included programs in the Guizhou, Jilin, and Qinghai regions.  In Guizhou, exploration drilling was conducted within the Jinfeng mining license and on surrounding exploration licenses.

At the Jinfeng mine, 40 drillholes totaling over 10,400 metres of drilling were completed from surface and underground rigs.  Much of the drill targeting was based on the revised structural model for the deposit.  Positive results were obtained from all areas tested.  Significant results during the quarter included intercepts of 29.0m @ 5.92 g/t Au (HDDS0253) and 19.0m @ 6.19 g/t Au (HDDS0258) from just below the design pit in the Rongban portion of the deposit; 55m @ 5.3 g/t Au (HDDU-0155), and 80 m @ 2.63 g/t Au (HDDU-0160) from the F3 mineralized zone; 4.0m @ 12.58 g/t Au (HDDU0141) and 6.0m @ 6.3 g/t Au (HDDU0139) along the down-dip projection of the F7 mineralized fault; and 11.0m @ 12.34 g/t Au (HDDU0130) and 11.0m @ 21.56 g/t Au (HDDU0129) from an interpreted fault linking the F3 and F7 mineralized faults.

In Qinghai (Tanjianshan), exploration drilling commenced during the quarter at the Xijingou deposit and at the Qinlongtan North target area, with over 4,000m completed between the areas. Assay results are pending.

Brazil
Exploration efforts at Tocantinzinho continue to focus on drill testing geochemical and geophysical targets peripheral to the Tocantinzinho deposit.  Six drill holes were completed during the quarter. Diamond drilling at the Agua Branca project (35km south of Tocantinzinho) has focused on expanding known mineralization at Camarao Hill.  Twelve drill holes were completed in the second quarter for over 3,000 m of drilling.

Corporate Developments

Eldorado is pleased to announce the following senior management appointments:

Dr. Tim Baker has joined the Vancouver office as Chief Geoscientist. Tim most recently held the post of Head of the Geological Survey of South Australia, and prior positions as Exploration Manager for Sovereign Metals Ltd. and Senior Lecturer at James Cook University. Tim will provide technical and scientific oversight to our exploration programs and he will contribute to the training and development of our geologic staff.

Mr. Britt Reid will join our team in Greece as General Manager, Skouries Project. Britt has an extensive background in project development and mine management, including general manager roles at the Andacollo and Quebrada Blanca copper mines. His experience will be particularly useful as we develop the Skouries copper-gold deposit.

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Greece, Brazil and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our Company is well positioned to grow in value as we create and pursue new opportunities.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). Our Chess Depositary Interests trade on the Australian Securities Exchange (ASX: EAU).

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ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
Chief Executive Officer

Conference Call

Eldorado will host a conference call on Friday, July 27, 2012 to discuss the 2012 Second Quarter Financial and Operating Results at 11:30 a.m. EDT (8:30 a.m. PDT).  You may participate in the conference call by dialing 416-340-9432 in Toronto or 1-877-440-9795 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, CEO of Eldorado Gold.

The call will be available on Eldorado’s website. www.eldoradogold.com.  A replay of the call will be available until August 3, 2012 by dialling 905-694-9451 in Toronto or 1-800-408-3053 toll free in North America and entering the Pass code: 3971093.

Qualified Person(s)

Dr. Peter Lewis, P.Geo., V.P. Exploration for Eldorado Gold Corporation, is the Qualified Person for the technical disclosure of exploration results in this news release.  Dr. Lewis is the Qualified Person as defined in the National Instrument 43-101 (Standards of Disclosure for Mineral Projects) of the Canadian Securities Regulators, responsible for preparing or supervising the preparation of the scientific or technical information contained in this document and verifying the technical data disclosed in the document relating to exploration results.  Dr. Lewis has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’.  Dr. Lewis consents to the inclusion in this news release of the matters based on his information in the form and context in which it appears.

Assay results reported in this release for the Chalkidiki district were diamond drill core samples prepared at Eldorado’s sample preparation facilities at Stratoni and Cannakale, and assayed at ACME laboratories in Vancouver.  Assay results for the Efemçukuru project were diamond drill core samples prepared at Eldorado’s sample preparation facility at Cannakale and assayed at the ALS laboratory in Vancouver, Canada.  Assay results for the Jinfeng project were diamond drill core samples prepared at our sample preparation facility at Jinfeng and assayed at the ALS facility in Guangzhou, China.  All samples are sawn half core.  Certified standard reference materials, field duplicate, and blank samples were inserted prior to shipment from the preparation site at Jinfeng, Stratoni, or Cannakale.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to the Company’s Q2, 2012 Financial and Operating Results.

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Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2012.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources
Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Nancy Woo, Vice President  Investor Relations
Eldorado Gold Corporation
Phone: 604-601-6650 or 1-888-353-8166
Fax: 604-687-4026
Email: nancyw@eldoradogold.com
Information packages: reception@eldoradogold.com
1188, 550 Burrard Street Vancouver, BC V6C 2B5 Website: www.eldoradogold.com

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Eldorado Gold Corporation
Unaudited Condensed Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	Note	June 30, 2012	December 31, 2011
		$	$
ASSETS
Current assets
Cash and cash equivalents		314,590	393,763
Restricted cash	6	57,059	55,390
Marketable securities		5,418	2,640
Accounts receivable and other		60,979	42,309
Inventories		218,406	164,057
		656,452	658,159
Non-current inventories		22,273	26,911
Investments in significantly influenced companies		21,052	18,808
Deferred income tax assets		3,449	4,259
Restricted assets and other		32,388	38,430
Defined benefit pension plan	8	4,634	-
Property, plant and equipment		5,914,978	2,847,910
Goodwill		640,479	365,928
		7,295,705	3,960,405
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		161,823	168,367
Current debt	7	70,005	81,031
		231,828	249,398
Debt	7	50,000	-
Asset retirement obligations		50,640	43,213
Defined benefit pension plan	8	-	19,969
Deferred income tax liabilities		871,371	336,579
		1,203,839	649,159
Equity
Share capital	9	5,282,368	2,855,689
Treasury stock		(7,355)	(4,018)
Contributed surplus		70,444	30,441
Accumulated other comprehensive loss		(16,931)	(10,069)
Retained earnings		447,311	382,716
Total equity attributable to shareholders of the Company		5,775,837	3,254,759
Attributable to non-controlling interests		316,029	56,487
		6,091,866	3,311,246
		7,295,705	3,960,405

Approved on behalf of the Board of Directors (Signed)Robert R. Gilmore Director (Signed)Paul N. Wright Director

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Income Statements
(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,

	2012	2011	2012	2011
	$	$	$	$
Revenue
Metal sales	244,191	252,556	515,740	471,724
Cost of sales
Production costs	94,486	81,431	185,725	155,742
Depreciation and amortization	25,145	29,843	52,553	61,060
	119,631	111,274	238,278	216,802
Gross profit	124,560	141,282	277,462	254,922
Exploration expenses	10,073	4,605	18,769	8,446
General and administrative expenses	19,665	13,574	35,827	34,608
Defined benefit pension plan expense	626	433	1,261	856
Share based payments	3,791	4,452	12,814	11,804
Transaction costs	1,649	-	19,453	-
Foreign exchange loss (gain)	806	1,381	(301)	2,028
Operating profit	87,950	116,837	189,639	197,180
Loss (gain) on disposal of assets	659	(3,092)	446	(3,092)
Gain on marketable securities and other investments	-	(654)	(1,032)	(1,289)
Loss on investments in significantly influenced companies	463	598	1,744	1,794
Other income	(1,431)	(518)	(2,377)	(2,016)
Asset retirement obligation accretion	503	407	871	773
Interest and financing costs	1,446	1,525	2,134	3,114
Profit before income tax	86,310	118,571	187,853	197,896
Income tax expense	36,805	36,818	64,530	57,443
Profit for the period	49,505	81,753	123,323	140,453

Attributable to:
Shareholders of the Company	46,624	74,865	114,475	127,338
Non-controlling interests	2,881	6,888	8,848	13,115
	49,505	81,753	123,323	140,453

Weighted average number of shares outstanding
Basic	711,449	548,976	662,949	548,654
Diluted	713,050	551,696	664,634	551,469

Earnings per share attributable to shareholders
of the Company:
Basic earnings per share	0.07	0.14	0.17	0.23
Diluted earnings per share	0.07	0.14	0.17	0.23

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011
	$	$	$	$

Profit for the period	49,505	81,753	123,323	140,453
Other comprehensive income loss:
Change in fair value of available-for-sale financial assets (net of income taxes of nil and $12; and nil and $12)	(1,024)	(570)	(1,137)	(984)

Realized gains on disposal of available-for-sale financial assets transferred to net income	-	(272)	(24)	(434)
Actuarial losses on defined benefit pension plans	(5,701)	-	(5,701)	-
Total other comprehensive loss for the period	(6,725)	(842)	(6,862)	(1,418)
Total comprehensive income for the period	42,780	80,911	116,461	139,035

Attributable to:
Shareholders of the Company	39,899	74,023	107,613	125,920
Non-controlling interests	2,881	6,888	8,848	13,115
	42,780	80,911	116,461	139,035

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2012	2011	2012	2011
		$	$	$	$
Cash flows generated from (used in):
Operating activities
Profit for the period		49,505	81,753	123,323	140,453
Items not affecting cash
Asset retirement obligation accretion		503	407	871	773
Depreciation and amortization		25,145	29,843	52,553	61,060
Unrealized foreign exchange (gain) loss		(877)	3,028	(363)	4,761
Deferred income tax expense (recovery)		2,298	(2,211)	(6,688)	(9,705)
Loss (gain) on disposal of assets		659	(3,092)	446	(3,092)
Loss on investments in significantly influenced companies		463	598	1,744	1,794
Gain on marketable securities and other investments		-	(654)	(1,032)	(1,289)
Share based payments		3,791	4,452	12,814	11,804
Defined benefit pension plan expense		626	433	1,261	856
		82,113	114,557	184,929	207,415

Changes in non-cash working capital	11	(123,116)	(30,594)	(142,657)	(16,322)
		(41,003)	83,963	42,272	191,093
Investing activities
Net cash received on acquisition of subsidiary	5	-	-	18,789	-
Purchase of property, plant and equipment		(114,598)	(47,264)	(167,112)	(125,602)
Proceeds from the sale of property, plant and equipment		132	-	791	17
Net proceeds on pre-production sales		13,958	-	20,022	-
Purchase of marketable securities		(2,152)	(214)	(2,152)	(214)
Proceeds from the sale of marketable securities		-	5,407	230	6,345
Funding of non-registered supplemental retirement plan
investments, net		20,509	(4,980)	14,486	(4,980)
Investments in significantly influenced companies		(2,716)	-	(3,412)	(1,318)
Increase in restricted cash		(382)	2	(1,669)	(2,998)
		(85,249)	(47,049)	(120,027)	(128,750)

Financing activities
Issuance of common shares for cash		10,741	5,239	16,831	7,985
Dividend paid to non-controlling interests		(1,271)	-	(1,271)	(3,622)
Dividend paid to shareholders		-	-	(49,880)	(27,741)
Purchase of treasury stock		-	(288)	(6,011)	(6,158)
Long-term and bank debt proceeds		50,000	1,446	50,000	3,203
Long-term and bank debt repayments		(5,524)	(31,789)	(11,087)	(44,716)
		53,946	(25,392)	(1,418)	(71,049)
Net (decrease) increase in cash and cash equivalents		(72,306)	11,522	(79,173)	(8,706)
Cash and cash equivalents - beginning of period		386,896	294,116	393,763	314,344

Cash and cash equivalents - end of period		314,590	305,638	314,590	305,638

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
		2012	2011	2012	2011
		$	$	$	$
Share capital
Balance beginning of period		5,258,949	2,818,238	2,855,689	2,814,679
Shares issued upon exercise of share options, for cash		10,741	4,420	16,831	6,500
Transfer of contributed surplus on exercise of options		11,648	1,547	18,156	2,360
Shares issued on acquisition of European Goldfields Ltd.	5	-	-	2,380,140	-
Shares issued for deferred phantom units		1,030	-	11,552	-
Shares issued upon exercise of warrants, for cash		-	819	-	1,485
Balance end of period		5,282,368	2,825,024	5,282,368	2,825,024

Treasury stock
Balance beginning of period		(8,457)	(5,870)	(4,018)	-
Purchase of treasury stock		-	(288)	(6,011)	(6,158)
Shares redeemed upon exercise of restricted share units		1,102	1,726	2,674	1,726
Balance end of period		(7,355)	(4,432)	(7,355)	(4,432)

Contributed surplus
Balance beginning of period		80,289	28,326	30,441	22,967
Share based payments		3,935	5,775	12,150	11,947
Shares redeemed upon exercise of restricted share units		(1,102)	(1,726)	(2,674)	(1,726)
Options issued on acquisition of European Goldfields Ltd.	5	-	-	31,130	-
Deferred phanton units granted on acquisition of
European Goldfields Ltd.		-	-	29,105	-
Transfer to share capital on exercise of options and
deferred phantom units		(12,678)	(1,547)	(29,708)	(2,360)
Balance end of period		70,444	30,828	70,444	30,828

Accumulated other comprehensive loss
Balance beginning of period		(10,206)	(2,213)	(10,069)	(1,637)
Other comprehensive loss for the period		(6,725)	(842)	(6,862)	(1,418)
Balance end of period		(16,931)	(3,055)	(16,931)	(3,055)

Retained earnings
Balance beginning of period		400,687	149,953	382,716	125,221
Dividends paid		-	-	(49,880)	(27,741)
Profit attributable to shareholders of the Company		46,624	74,865	114,475	127,338
Balance end of period		447,311	224,818	447,311	224,818
Total equity attributable to shareholders of the Company		5,775,837	3,073,183	5,775,837	3,073,183

Non-controlling interests
Balance beginning of period		322,547	38,626	56,487	36,021
Profit attributable to non-controlling interests		2,881	6,888	8,848	13,115
Dividends declared to non-controlling interests		(9,399)	(4,473)	(9,399)	(8,095)
Acquired non-controlling interest	5	-	-	260,093	-
Balance end of period		316,029	41,041	316,029	41,041

Total equity		6,091,866	3,114,224	6,091,866	3,114,224

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania. The Company acquired control of European Goldfields Ltd. (“EGU”) in February 2012, including its producing mine, Stratoni, and development projects, Olympias and Skouries, in Greece and its development project, Certej, in Romania.

Eldorado is a public company which is listed on the Toronto Stock Exchange, New York Stock Exchange and the Australian Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.  They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2011.

Other than the adoption of new accounting policies described in note 3, the same accounting policies are used in the preparation of these condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS of the results for the interim periods presented.

3.	Adoption of new accounting policies and new accounting developments

(a)      Revenue recognition of other metals concentrate

Due to the acquisition of EGU in February 2012, the Company adopted a new accounting policy for revenue recognition of other metals concentrate. Revenues from the sale of concentrate are recognised when the risks and rewards of ownership have been transferred to the customer and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received.

A number of the Company’s concentrate products are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. These concentrates are provisionally priced at the time of sale based on forward prices for the expected date of the final settlement. The provisionally priced sales of concentrate contain an embedded derivative, which does not qualify for hedge accounting. These embedded derivatives are recognized at fair value through revenue until the date of final price determination. Subsequent variations in the price are recognized as revenue adjustments as they occur until the price is finalized.

(b) Upcoming changes in accounting standards

Accounting standards effective in 2013 and 2015 are disclosed in the Company’s consolidated financial statements for the yearended December 31, 2011.

4.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(1)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Critical accounting estimates and judgements (continued)

Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined proven and probable reserves, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analysis, asset retirement obligations, share-based payments and warrants, pension benefits, valuation allowances for deferred income tax assets, the provision for income tax liabilities, deferred income taxes and assessing and evaluating contingencies.

Actual results could differ from these estimates. Outlined below are some of the areas which require management to make judgments, estimates and assumptions in determining carrying values.

Purchase price allocation

Business combinations require judgment and estimates to be made at the date of acquisition in relation to determining asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.

In respect of mining company acquisitions, such as the acquisition of EGU in February 2012, purchase consideration is typically allocated to the mineral reserves and resources being acquired. The estimate of reserves and resources is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves and resources as a result of factors such as production costs, recovery rates, grade or reserves or commodity prices could impact depreciation rates, asset carrying values and environmental and restoration provisions. Changes in assumptions over long-term commodity prices, market demand and supply, and economic and regulatory climates could also impact the carrying value of assets, including goodwill.

Estimated recoverable reserves and resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the income statement and the carrying value of the decommissioning and restoration provision.

Asset retirement obligations

Asset retirement obligations are based on future cost estimates using information available at the balance sheet date. Asset retirement obligations are adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate. Asset retirement obligations require other significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, and the timing, extent and costs of required decommissioning and restoration activities. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be impacted.

Current and deferred taxes

The Company calculates current and deferred tax provisions for each of the jurisdictions in which it operates. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.

(2)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Critical accounting estimates and judgements (continued)

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet. The Company also evaluates the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.

Judgement is also required in the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding credit or charge to profit.

5.	Acquisition of European Goldfields Ltd.

On February 24, 2012 the Company acquired 100% of the issued and outstanding shares of EGU.  Under the terms of the Arrangement former EGU shareholders received 0.85 of an Eldorado common share and C$0.0001 in cash for each EGU share. Eldorado issued 157,959,316 common shares pursuant to the Arrangement.  EGU holds a 95% stake in the Kassandra Mines district in Greece, which is comprised of the Stratoni Mine, and the Olympias and Skouries development projects, and an 80% stake in the Certej development project in Romania.

The Company acquired EGU to increase its presence in the Aegean region and leverage local operating knowledge and expertise.

The goodwill of $274,551 resulting from the acquisition arises mainly on the recognition of deferred income tax liabilities and non-controlling interests and represents, among other things, the exploration potential within the assets acquired and future variability in the price of minerals. None of the goodwill is deductible for tax purposes.

In April 2007, Hellas Gold (“Hellas”), a subsidiary of EGU, agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around the Stratoni mine up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce. The expected cash flows associated with the sale of the silver to Silver Wheaton at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of EGU. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton as part of the mining interest, as the Company did not receive any of the original upfront payment. Further, the Company does not believe that the agreement to sell to Silver Wheaton meets the definition of an onerous contract or other liability as the obligation only arises upon production of the silver.

(3)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Acquisition of European Goldfields Ltd.(continued)

A preliminary allocation of the purchase price, which is subject to final adjustments, is as follows:

Preliminary purchase price:
157,959,316 common shares of shares of Eldorado at C$15.05/share	$2,380,140
4,713,248 replacement options	31,130
1,931,542 equity settled deferred phantom units	29,105
Cash consideration	19
Total Consideration	$2,440,394
Net assets acquired:

Cash	$18,808
Accounts receivable	20,844
Inventory	9,689
Other assets	9,951
Mining interests	2,990,047
Goodwill	274,551
Accounts payable	(71,944)
Non-current liabilities	(9,242)
Deferred income taxes	(542,217)
Non-controlling interest	(260,093)
$2,440,394

For the purpose of these condensed consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management’s best estimates taking into account all available information at the time of acquisition as well as applicable information at the time these condensed consolidated financial statements were prepared. The Company will continue to review information and perform further analysis with respect to these assets, prior to finalizing the allocation of the purchase price.

Eldorado has conducted a preliminary assessment of contingent liabilities identified during its due diligence and has recognized certain contingent liabilities in its initial accounting for the acquisition. However, the Company is continuing its review to determine whether additional contingent liabilities exist. If during the measurement period new information is found that identifies adjustments to the amount of contingent liabilities recognized initially, or additional contingent liabilities that existed at the acquisition date, then the acquisition accounting will be revised to reflect the resulting adjustments to the amounts initially recognized.

The fair value of the common shares and replacement options issued and the equity settled deferred phantom units(“DPUs”) as part of the consideration paid for EGU was based on the closing share price on February 24, 2012 on the Toronto Stock Exchange.   The value of the replacement options was calculated using the Black-Scholes model.  The following inputs were used to value the replacement options:

Risk-free interest rate	1.28%
Expected volatility (range)	39%– 44%
Expected life (range)	0.7 – 1.7 years
Expected dividends per share	Cdn $0.09
Forfeiture rate	0%

Acquisition related costs of $1,649 have been charged to transaction costs in the consolidated income statement for the quarter ended June 30, 2012 (YTD – $19,453).

(4)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Acquisition of European Goldfields Ltd.(continued)

These consolidated financial statements include EGU’s results from February 24, 2012 to June 30, 2012. The revenue included in the consolidated income statement since February 24, 2012 contributed by EGU was $19,832.  This is from the sales of zinc, lead and silver concentrates produced at the Stratoni Mine in Greece. The net loss was $16,602.

Had EGU been consolidated from January 1, 2012, the consolidated income statement would include revenue of $27,610 and a net loss of $40,575 from EGU.

Eldorado received net cash of $18,789 as a result of the EGU transaction. This net increase of cash was a result of an acquired cash balance of $18,808 less cash consideration of $19.

6.	Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral for the following loans:

	June 30, 2012 $	December 31, 2011 $

Eastern Dragon CMB standby letter of credit loan (note 7(b))	57,059	52,390
Unamgen deposit security HSBC letter of credit	-	3,000
	57,059	55,390

7.	Debt

	June 30, 2012 $	December 31, 2011 $
Current:
Jinfeng construction loan (a)	9,135	19,929
Eastern Dragon CMB standby letter of credit loan (b)	50,593	50,786
Eastern Dragon HSBC revolving loan facility (c)	10,277	10,316
	70,005	81,031
Non-current:
HSBC revolving credit facility (d)	50,000	-
	50,000	-

(a) Jinfeng construction loan

In 2009, Guizhou Jinfeng Mining Ltd. (“Jinfeng”), our 82% owned subsidiary entered into a RMB 680.0 million ($107,512) construction loan facility (“the construction loan”) with China Construction Bank (“CCB”). The construction loan has a term of 6 years commencing on February 27, 2009 and is subject to a floating interest rate adjusted annually at 95% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans. The effective interest as at June 30, 2012 was 6.70%.

Scheduled quarterly payments of RMB 35.0 million ($5,524) are anticipated to repay the principle loan balance in full by the end of 2012. Any pre-payments are applied to reduce future payments starting from the final payment.

Jinfeng made its quarterly scheduled payment of RMB 35.0 million ($5,524) in June of 2012, reducing the balance remaining to RMB 60,000 ($9,486) at June 30, 2012.

Net deferred financing costs in the amount of $351 have been included as an offset in the balance of the loan in the financial statements and are being amortized using the effective interest method.

(5)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Debt(continued)

(b) Eastern Dragon CMB standby letter of credit loan

In January 2010, Rock Mining Industry Development Company Limited (“Eastern Dragon”), our 95% owned subsidiary, entered into a RMB 320.0 million ($50,840) standby letter of credit loan with CMB. This loan has a one year term. In January 2012, the term was extended for a second year term to January 2013 and the annual management fee of 10% of the interest accrued on the outstanding amount paid quarterly was removed. In addition, the floating interest rate is now adjusted monthly at the prevailing lending rate stipulated by the People’s Bank of China for working capital loans. This loan is collateralized by way of a restricted cash deposit as funding of the irrevocable letter of credit issued by Sino Gold to CMB. The collateral was increased in January 2012 from $52,300 to $56,500. The interest rate on this loan as at June 30, 2012 was 6.31%.

As at June 30, 2012, RMB 320.0 million ($50,593) was outstanding on this loan.

This loan is to be repaid when Eastern Dragon obtains the required project approval that will allow it to complete the first drawdown on its project-financing loan.

(c) Eastern Dragon HSBC revolving loan facility

In May 2010, Eastern Dragon entered into a RMB 80.0 million ($12,648) revolving facility (“the facility”) with HSBC Bank (China). The facility can be drawn down in minimum tranches of RMB 1.0 million ($158) or its multiples. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility has a term of up to one year. In February, 2012, the Facility was reviewed by the bank and was extended to November 30, 2012.  The interest rate on this loan as at June 30, 2012 was 6.44%.

As at June 30, 2012, RMB 65.0 million ($10,277) was outstanding on this loan.

The Facility is secured by a letter of guarantee issued by Eldorado. Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down. As at June 30, 2012, the security coverage is $11,305.

This Facility is to be repaid in full when Eastern Dragon obtains the required project approval that will allow it to complete the second drawdown on the project-financing loan.

(d) HSBC revolving credit facility

In October 2011, the Company entered into a $280.0 million revolving credit facility with HSBC (“the credit facility”) and a syndicate of four other banks.The credit facility matures on October 12, 2015 and is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.  The interest rate on this loan as at June 30, 2012 was 1.99%.

The prepaid loan cost on the balance sheet relating to the credit facility as at June 30, 2012was $2,549.

As at June 30, 2012, $50,000 had been drawn down on the credit facility.

(e) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($1,897) entrusted loan agreement, which was subsequently increased to RMB 180.0 million ($28,459) in June 2011, and then increased to RMB 300.0 million ($47,432) in June 2012.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon.

The entrusted loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at June 30, 2012 was 4.59%.

(6)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Debt(continued)

As at June 30, 2012, RMB 172.0 million ($27,194) had been drawn under the entrusted loan.

The entrusted loan has been recorded on a net settlement basis.

8.	Defined benefit pension plan

During the second quarter of 2012, the Company set up a Retirement Compensation Arrangement (“RCA”) trust account in connection with its non-registered supplementary pension plan. As it is a trust account, the assets in the account are protected from the Company’s creditors.  The RCA requires the Company to remit 50% of any contributions made to the Receiver General for Canada to a refundable tax account.

9.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At June 30, 2012 there were no non-voting common shares outstanding (December 31, 2011 – none).

Voting common shares	Number of Shares	Total $

At January 1, 2012	551,682,917	2,855,689
Shares issued upon exercise of share options, for cash	2,490,209	16,831
Estimated fair value of share options exercised	-	18,156
Shares issued on acquisition of European Goldfields Ltd. (note 5)	157,959,316	2,380,140
Common shares issued for deferred phantom units	851,497	11,552
At June 30, 2012	712,983,939	5,282,368

10.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2012
	Weighted average exercise price Cdn$	Number of options
At January 1,	12.60	8,616,113
Regular options granted	14.93	5,539,870
Replacement options granted on acquisition of European Goldfields Ltd. (note 5)	9.73	4,713,248
Exercised	6.74	(2,490,209)
Forfeited	14.61	(570,285)
At June 30,	13.40	15,808,737

(7)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.   Share-based payments(continued)

At June 30, 2012, 11,074,740 share options (June 30, 2011 – 7,484,206) with a weighted average exercise price of Cdn$12.58 (June 30, 2011 – Cdn$9.99) had vested and were exercisable. Options outstanding are as follows:

	June 30, 2012
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$4.00 to $4.99	1,470,686	1.4	4.73	1,470,686	4.73
$5.00 to $5.99	146,250	0.6	5.59	146,250	5.59
$6.00 to $6.99	321,000	0.7	6.40	321,000	6.40
$7.00 to $7.99	810,000	2.6	7.13	810,000	7.13
$8.00 to $8.99	15,582	0.8	8.00	15,582	8.00
$9.00 to $9.99	302,900	1.8	9.64	302,900	9.64
$11.00 to $11.99	10,000	1.8	11.40	10,000	11.40
$12.00 to $12.99	833,398	4.5	12.71	400,132	12.67
$13.00 to $13.99	2,327,123	2.6	13.24	2,327,123	13.24
$14.00 to $14.99	113,333	4.1	14.88	113,333	14.88
$15.00 to $15.99	5,264,307	4.6	15.25	1,945,983	15.27
$16.00 to $16.99	4,130,158	3.7	16.57	3,182,420	16.55
$18.00 to $18.99	24,000	3.4	18.81	16,000	18.81
$19.00 to $20.02	40,000	4.4	19.19	13,331	19.19

	15,808,737	3.5	13.40	11,074,740	12.58

Share based compensation expense related to share options for the quarter ended June 30, 2012 was $3,252 (YTD – $8,696).

(b) Restricted share unit plan

A total of 401,307 restricted share units (“RSUs”) at a grant-date fair value of Cdn$15.22 per unit were granted during the six month period ended June 30, 2012 under the Company’s RSU plan and 133,769 were exercisable as at June 30, 2012.

The fair value of each RSU issued is determined as the closing share price at grant date.

A summary of the status of the restricted share unit plan and changes during the period ended June 30, 2012 is as follows:

Total RSUs
Balance at December 31, 2011	253,587
RSUs Granted	401,307
Redeemed	(207,574)
Forfeited	-
Balance at June 30, 2012	447,320

As at June 30, 2012, 447,320 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 107,331 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the period ended June 30, 2012 was $683 (YTD – $3,454).

(8)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.     Share-based payments(continued)

(c) Deferred share units plan

At June 30, 2012, 126,406  deferred share units (“DSUs”) were outstanding with a value of $1,557, which is included in accounts payable and accrued liabilities.

Compensation expense related to the DSUs was ($144) for the period ended June 30, 2012 (YTD – $664).

(d) Deferred phantom units

In accordance with the acquisition agreement of EGU (note 5), the EGU DPUs will be converted on redemption to Eldorado shares using the 85% share exchange ratio as indicated within the plan of Arrangement.  The DPU plan was amended to allow for share settlement only.  Each DPU is exercisable into one common share entitling the holder to receive the common share for no additional consideration.  During the quarter, 74,945 DPUs were exercised (YTD – 851,497 DPUs). The remaining 1,080,045 DPUs are expected to be exercised during 2012.

11.	Supplementary cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
Changes in non-cash working capital	2012 $	2011 $	2012 $	2011 $
Accounts receivable and other	(4,189)	(1,900)	1,258	8,315
Inventories	(15,153)	(8,115)	(33,363)	(9,662)
Accounts payable and accrued liabilities	(103,774)	(20,579)	(110,552)	(14,975)
Total	(123,116)	(30,594)	(142,657)	(16,322)

Supplementary cash flow information
Income taxes paid	25,638	38,617	62,637	60,762
Interest paid	1,777	112	3,100	2,365

Non-cash investing and financing activities
Shares, options and DPUs issued on acquisition of European Goldfields Ltd.	-	-	2,440,375	-

12.	Contingencies

In May 2012, the Company, in connection with Hellas, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR50.0 million, as security for the due and proper performance of rehabilitation works committed in connections with the Environmental Impact Assessment approved for the Kassandra Mines. The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 0.57basis points.

(9)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include operating profit, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at June 30, 2012, Eldorado had six reporting segments based on the geographical location of mining and exploration and development activities.

13.1  Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Brazil reporting segment includes the Vila Nova mine, development activities of Tocantinzinho and exploration activities in Brazil. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The China reporting segment includes the TJS, Jinfeng and White Mountain mines, the Eastern Dragon development project and exploration activities in China. The Greece reporting segment includes the Stratoni mine and the Olympias, Skouries and Perama Hill development projects. The Romania reporting segment includes the Certej development project.  Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries. Financial information about each of these operating segments is reported to the CODM on at least a monthly basis.

	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	100,669	114,727	14,658	14,137	-	-	244,191
Production costs	23,118	51,237	10,592	9,539	-	-	94,486
Depreciation	2,673	18,692	1,405	1,921	-	454	25,145
Gross profit	74,878	44,798	2,661	2,677	-	(454)	124,560

Other material items of income and expense
Exploration expenses	1,498	3,736	3,075	124	-	1,640	10,073
Income tax expense	20,975	15,219	1,302	(671)	-	(20)	36,805

Additions to property, plant and equipment during the period	54,861	25,317	5,868	18,488	2,134	4,073	110,741

(10)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.	Segment information(continued)

For the three months ended June 30, 2011

		Turkey	China	Brazil	Greece	Other	Total
		$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers		101,246	144,847	6,463	-	-	252,556
Production costs		28,153	50,496	2,782	-	-	81,431
Depreciation		2,692	26,154	408	-	589	29,843
Gross profit		70,401	68,197	3,273	-	(589)	141,282

Other material items of income and expense
Exploration expenses		1,726	1,155	665	-	1,059	4,605
Income tax expense		20,069	16,956	(223)	-	16	36,818

Additions to property, plant and equipment during the period		37,962	20,199	4,142	736	919	63,958

For the six months ended June 30, 2012

	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	212,225	261,577	22,106	19,832	-	-	515,740
Production costs	48,497	106,869	16,383	13,976	-	-	185,725
Depreciation	5,399	41,496	2,147	2,677	-	834	52,553
Gross profit	158,329	113,212	3,576	3,179	-	(834)	277,462

Other material items of income and expense
Exploration expenses	3,403	7,038	5,357	124	-	2,847	18,769
Income tax expense	34,245	30,014	835	(576)	-	12	64,530

Additions to property, plant and equipment during the period	73,719	43,306	10,911	22,954	2,555	4,943	158,388

Information about assets and liabilities
Property, plant and equipment	631,229	1,908,225	193,672	2,439,275	739,721	2,856	5,914,978
Goodwill	-	365,928	-	274,551	-	-	640,479
	631,229	2,274,153	193,672	2,713,826	739,721	2,856	6,555,457

Debt	-	70,005	-	-	-	50,000	120,005

(11)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.	Segment information(continued)

For the six months ended June 30, 2011

	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	172,863	281,780	17,081	-	-	471,724
Production costs	49,758	98,747	7,237	-	-	155,742
Depreciation	5,099	53,635	1,237	-	1,089	61,060
Gross profit	118,006	129,398	8,607	-	(1,089)	254,922

Other material items of income and expense
Exploration expenses	4,017	1,530	1,212	-	1,687	8,446
Income tax expense	31,401	31,841	(5,818)	-	19	57,443

Additions to property, plant and equipment during the period	89,690	36,159	7,204	1,423	1,679	136,155

As at December 31, 2011
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Information about assets and liabilities
Property, plant and equipment	591,896	1,903,793	185,667	163,239	3,315	2,847,910
Goodwill	-	365,928	-	-	-	365,928
	591,896	2,269,721	185,667	163,239	3,315	3,213,838

Debt	-	81,031	-	-	-	81,031

The Turkey and China segments derive their revenues from sales of gold and silver.  The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

13.2  Economic dependence

At June 30, 2012 , each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine	Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.
Jinfeng Mine	China National Gold Group Corporation
White Mountain Mine	Refinery of Shandong Humon Smelting Co. Ltd.

13.3 Seasonality/cyclicality of operations

Management does not consider operations to be of a significant seasonal or cyclical nature.

14.	Subsequent event

On July 27, 2012, the Company declared that it will pay an eligible dividend of CDN$0.06 per Common Share on August 24, 2012 to the holders of the Company’s outstanding Common Shares as of the close of business on the record date of August 10, 2012.

(12)

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)
for the three and six-month periods ended June 30, 2012

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.
This quarter means the second quarter of 2012. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of July 26, 2012. You should also read our audited consolidated financial statements for the year ended December 31, 2011prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited interim condensed consolidated financial statements for the three and six-month periods ended June 30, 2012 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”.We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our annual information form, on SEDAR at www.sedar.com.

There have been no changes to the following since we published our 2011 MD&A: critical accounting estimates, financial related risks and other risks and uncertainties. There has also been no material change in the legal status of our worldwide projects and operations since that time.

What’s inside

About Eldorado	1

Second Quarter Highlights	1

Corporate Developments and Outlook	1

Review of Financial Results	2

Quarterly updates
Operations	4
Development projects	8
Exploration	10

Quarterly results	12

Non-IFRS measures	12

Operating cash flow, financial condition and liquidity
Capital expenditures, Liquidity and capital resources	13
Contractual obligations, Debt, Dividends, Equity	14

Other information
Initial adoption of accounting policy	16
New accounting developments	16
Internal controls over financial reporting	16
Forward-looking information and risks	16

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world.Its activities involve all facets of the gold mining industry including exploration, development, production and reclamation.

Operating gold mines:
•	Kisladag, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	Jinfeng, in China (82%)
•	White Mountain, in China (95%)
•	Efemcukuru, in Turkey (100%)

Development gold projects:
•	Eastern Dragon, in China (95%)
•	Tocantinzinho, in Brazil (100%)
•	Perama Hill, in Greece (100%)
•	Olympias, in Greece (95%)
•	Skouries, in Greece (95%)
•	Certej, in Romania (80%)

Other mines:
•	Vila Nova – iron ore, in Brazil (100%)
•	Stratoni – silver, lead, zinc, in Greece (95%)

Eldorado’s common shares are listed on the following exchanges:
•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

Eldorado Chess Depositary Interests (CDIs) trade on the Australian Securities Exchange (ASX) under the symbol EAU.

Second quarter highlights

•	Profitattributable to shareholders of the Company (net income) for the quarter was $46.6 million or $0.07 per share compared to $74.9 million or $0.14 per share for the same quarter in 2011.

•	Gold revenues were 13% lower than the same quarter in 2011 due to lower sales volumes partially offset by higher unit prices.

•	Gross profit from gold mining operations before taxes were $118.7 million for the quarter, 14% lower than the second quarter of 2011.

•	The Company generated $82.1 million in cashfrom operating activities before changes in non-cash working capital – a decrease of 28% over the same quarter in 2011.

Corporate Developments
On July 26, 2012, the Company declared that it will pay an eligible dividend of Cdn$0.06 per Common Share on August 24, 2012 to the holders of the Company’s outstanding Common Shares as of the close of business on the record date of August 10, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Outlook
The Company has revised its 2012 production guidance to 660,000 ounces of gold at average cash costs of $465 per ounce, due to delayed treatment of Efemcukuru concentrate at the Kisladag mine and the delayed completion of construction of the Eastern Dragon project. This revision to forecasted production does not include any production from the recently commissioned Olympias processing plant.

Review of Financial Results
Summarized Financial Results	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
Revenues (millions)	$244.2	$252.6	$515.7	$471.7
Gold sold (ounces)	132,919	162,164	283,580	310,694
Average realized gold price ($/ounce)	$1,612	$1,510	$1,662	$1,456
Cash operating costs ($/ounce sold) (1)	$480	$397	$465	$403
Total cash cost ($ per ounce sold) (1)	$550	$477	$539	$470
Gross profit from gold mining operations(1) (millions)	$118.7	$137.6	$269.4	$245.4
Net Income (millions)	$46.6	$74.9	$114.5	$127.3
Earnings per share attributable to shareholders of the Company – Basic ($/share)	$0.07	$0.14	$0.17	$0.23
Earnings per share attributable to shareholders of the Company – Diluted ($/share)	$0.07	$0.14	$0.17	$0.23
Dividends paid (Cdn$/share)	$0.00	$0.00	$0.09	$0.05
Cash flow from operating activities before changes in non-cash working capital(1) (millions)	$82.1	$114.6	$184.9	$207.4

(1)
The Company has included non-IFRS performance measures such as cash operating costs, total cash costs, gross profit from gold mining operations and cash flow from operations before changes in non-cash working capital throughout this document. These are non-IFRS measures. Please see page 12 for discussion of non-IFRS measures.

Net income for the quarter was $46.6 million (or $0.07 per share), compared with $74.9 million (or $0.14 per share) in the second quarter of 2011, a decrease of 38%. The decrease in net income year over year was due to lower gross profit from gold mining operations ($18.9 million lower), as well as higher general and administrative expense ($6.1 million higher), exploration expense ($5.5 million higher), and tax expense due to increased withholding taxes on intercompany dividends as compared with the second quarter of 2011 ($5.1 million higher). Revenues from gold sales for the quarter of $214.2 million were down $30.7 million or 13%, from the second quarter of 2011 due to lower sales volumes partially offset by higher prices. The Company sold 132,919 ounces in the second quarter of 2012 as compared with 162,164 in the second quarter of 2011. The table below details the sales volumes by mine as compared to the previous year.

Sales volumes by mine	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
Gold ounces sold	132,919	162,164	283,580	310,694
- Kisladag	61,991	66,392	127,155	117,224
- Tanjianshan	27,172	31,977	55,988	60,470
- Jinfeng	25,661	46,381	60,858	94,899
- White Mountain	18,095	17,414	39,579	38,101
Average price per oz.	$1,612	$1,510	$1,662	$1,456
Gold revenue (millions)	$214.2	$244.9	$471.4	$452.4

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Revenues from iron ore sales at Vila Nova during the quarter were $14.7 million compared to $6.5 million for the second quarter of 2011. A total of 172,024 dry metric tonnes were sold at an average price of $85 per dry metric tonne as compared to 43,218 dry metric tonnes at an average price of $130 per dry metric tonne (excluding adjustments related to prior shipments) for the second quarter of 2011. Revenues from concentrate and pyrite sales at Stratoni and Olympias totalled $14.1 million. The Company also recorded $1.2 million in by-product silver sales at its gold mines.

Production costs
Production costs increased $13.1 million, or 16% over the same quarter in 2011 as a result of the addition of Stratoni production costs ($9.5 million), higher Vila Nova production costs related to higher sales ($7.9 million higher), offset by lower Kisladag production costs.On a per ounce basis production costs related to our gold mining operations increased 15% over the second quarter of 2011, mainly as a result of higher unit production costs from our Chinese mines, particularly Jinfeng.

Depreciation and amortization expense
DD&A expense from gold mining operations was $21.2 million this quarter or$7.6 million lower than in the second quarter of2011, mainly as a result of lower sales from Jinfeng. DD&A expense at Vila Nova this quarter was $1.4 million and at Stratoni was $1.9 million.

Other expenses ($millions)	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
General and administrative	19.7	13.6	35.8	34.6
Exploration	10.1	4.6	18.8	8.4
Income tax	36.8	36.8	64.5	57.4
Transaction costs	1.6	-	19.5	-
Non-controlling interests	2.9	6.9	8.8	13.1

General and administrative expenses
General and administrative expenses increased $6.1 million from the second quarter of 2011 mainly as a result of additional costs of our Athens and London offices as a result of the acquisition of European Goldfields.

Exploration expenses
Exploration expenses during the second quarterincreased $5.5 million year-over-year reflecting the increased scope of the Company’s exploration program.

Income tax expense
The effective tax rate for the second quarter of 2012 was 43% as compared with 31% in 2011. Items increasing the effective tax rate over the previous year included deferred income tax expenserelated to foreign exchange fluctuations amounting to $3.8 million in 2012 as compared to$1.9 million in expense in 2011. Additionally withholding taxes expensed on dividends paid by our subsidiaries increased $5.1 million over the second quarter of 2011.

Non-controlling interests
Non-controlling interests in the second quarter fell significantly from the second quarter of 2011 due to lower profits from Jinfeng as a result of decreased sales volumes.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Operations update

Summarized Operating Highlights	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
Gross profit –gold mining operations (millions)	$118.7	$137.6	$269.4	$245.4
Ounces produced – including Efemcukuru pre-commercial production	140,694	162,429	296,229	311,006
Cash operating costs ($ per ounce sold)	$480	$397	$465	$403
Total cash cost ($ per ounce sold)	$550	$477	$539	$470
Kisladag
Gross profit – gold mining operations (millions)	$74.0	$69.6	$156.6	$116.5
Ounces produced	61,575	66,688	127,282	117,521
Cash operating costs ($ per ounce sold)	$333	$389	$336	$387
Total cash cost ($ per ounce sold)	$357	$411	$366	$410
Tanjianshan
Gross profit – gold mining operations (millions)	$20.6	$21.2	$45.1	$38.3
Ounces produced	27,172	31,977	55,988	60,470
Cash operating costs ($ per ounce sold)	$432	$343	$419	$371
Total cash cost ($ per ounce sold)	$621	$596	$613	$557
Jinfeng
Gross profit – gold mining operations (millions)	$13.0	$35.5	$39.2	$66.7
Ounces produced	25,630	46,350	60,865	94,914
Cash operating costs ($ per ounce sold)	$786	$401	$703	$416
Total cash cost ($ per ounce sold)	$858	$457	$776	$470
White Mountain
Gross profit – gold mining operations (millions)	$11.1	$11.2	$28.5	$23.9
Ounces produced	18,095	17,414	39,579	38,101
Cash operating costs ($ per ounce sold)	$622	$518	$579	$475
Total cash cost ($ per ounce sold)	$666	$564	$624	$516
Efemcukuru1
Gross profit – gold mining operations (millions)	-	-	-	-
Ounces produced – pre-commercial production	8,222	-	12,515	-
Cash operating costs ($ per ounce sold)	-	-	-	-
Total cash cost ($ per ounce sold)	-	-	-	-

1
Gold concentrate produced at Efemcukuru prior to the date of commercial production (December 1, 2011) has been treated as pre-commercial production. All costs and revenues associated with the production and sale of this concentrate are considered part of the capital expenditures of the project. At June 30, 2012, approximately 10,000 ounces of contained gold remained in gold-in-circuit related to gold concentrates produced prior to the date of commercial production, in addition to approximately 42,000 ounces of contained gold in concentrates produced after December 1, 2011.

Gross profit from gold mining operations this quarter decreased $18.9 million, or 14% over the second quarter of 2011 due to a $22.5 million decrease in earnings from Jinfeng. Jinfeng production fell 20,720 ounces as a result of delays in resuming full mining operations from the open pit, and the impact of lower grade stockpiled ore fed to production. Higher average cash operating costs year-over-year were mainly due to higher unit costs at our Chinese mines partially offset by lower unit costs at Kisladag. In particular cash cost per ounce almost doubled at Jinfeng as a result of operating at lower than designed capacity and due to lower average head grade.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Kisladag

Operating Data	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
Tonnes placed on pad	3,259,574	3,194,051	6,400,066	5,535,686
Average treated head grade - grams per tonne (g/t)	1.30	0.92	1.21	0.97
Gold (ounces)
- Produced	61,575	66,688	127,282	117,521
- Sold	61,991	66,392	127,155	117,224
Cash operating costs (per ounce sold)	$333	$389	$336	$387
Total cash costs (per ounce sold)	$357	$411	$366	$410
Financial Data (millions)
Gold revenues	$99.7	$100.4	$210.3	$171.1
Depreciation and depletion	$2.6	$2.6	$5.2	$4.9
Gross profit – gold mining operations	$74.0	$69.6	$156.6	$116.5
Capital expenditure on mining interests	$47.7	$8.8	$51.4	$29.1

Gold production at Kisladag during the second quarter of 2012 was lower than the same quarter of 2011 mainly due to the stacking and leaching schedule. The actual ounces placed on the leach pad were higher in the second quarter 2012 than in the second quarter 2011, and the mine will see the benefit of these ounces in the third and fourth quarter of 2012.

Capital spending this quarter was $47.7 million, mainly on construction activities associated with the Phase IV expansion.

Tanjianshan

Operating Data	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
Tonnes Milled	245,456	264,698	508,249	502,768
Average Treated Head Grade – g/t	3.73	4.23	3.87	4.07
Average Recovery Rate	84.1%	82.9%	82.7%	82.2%
Gold (ounces)
- Produced	27,172	31,977	55,988	60,470
- Sold	27,172	31,977	55,988	60,470
Cash operating costs (per ounce sold)	$432	$343	$419	$371
Total cash costs (per ounce sold)	$621	$596	$613	$557
Financial Data (millions)
Gold revenues	$43.9	$48.5	$93.6	$88.3
Depreciation and depletion	$6.3	$7.9	$13.6	$15.6
Gross profit – gold mining operations	$20.6	$21.2	$45.1	$38.3
Capital expenditure on mining interests	$2.8	$1.3	$6.9	$3.5

Gold production at Tanjianshan during the second quarter of 2012 was slightly lower than the same quarter of 2011 as a result of lower head grades and mill throughput, partially offset by higher recovery rates. Cash operating costs per ounce increased year over year due to increased labor, electricity and reagent costs as well as lower gold production.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Jinfeng

Operating Data	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
Tonnes Milled	337,560	397,987	706,316	782,387
Average Treated Head Grade – g/t	2.68	4.05	2.93	4.18
Average Recovery Rate	85.3%	87.6%	85.4%	87.3%
Gold (ounces)
- Produced	25,630	46,350	60,865	94,914
- Sold	25,661	46,381	60,858	94,899
Cash operating costs (per ounce sold)	$786	$401	$703	$416
Total cash costs (per ounce sold)	$858	$457	$776	$470
Financial Data (millions)
Gold revenues	$41.6	$69.8	$101.9	$137.8
Depreciation and depletion	$6.6	$13.0	$15.5	$26.5
Gross profit – gold mining operations	$13.0	$35.5	$39.2	$66.7
Capital expenditure on mining interests	$5.9	$6.8	$14.9	$12.6

Gold production at Jinfeng in the second quarter 2012 was lower than the same quarter of 2011 due to lower head grades and mill throughput. The open pit is currently in a waste stripping phase and lower grade stockpile material is being treated to make up for the lack of open pit ore.

Capital spending was $5.9 million this quarter, mostly for underground mine development and waste stripping.

White Mountain

Operating Data	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
Tonnes Milled	188,038	192,558	346,152	332,769
Average Treated Head Grade – g/t	3.60	3.71	3.99	4.55
Average Recovery Rate	86.9%	79.1%	86.5%	81.0%
Gold (ounces)
- Produced	18,095	17,414	39,579	38,101
- Sold	18,095	17,414	39,579	38,101
Cash operating costs (per ounce sold)	$622	$518	$579	$475
Total cash costs (per ounce sold)	$666	$564	$624	$516
Financial Data (millions)
Gold revenues	$30.0	$26.3	$65.6	$55.2
Depreciation and depletion	$5.7	$5.2	$12.3	$11.6
Gross profit – gold mining operations	$11.1	$11.2	$28.5	$23.9
Capital expenditure on mining interests	$5.5	$5.6	$11.8	$8.2

Gold production at White Mountain in the second quarter of 2012 was 4% higher than in the same period of 2011. This increase was largely as a result of improved recoveries due to the caustic pre-treatment plant placed into production in the fourth quarter of 2011. Cash operating costs per ounce increased year over year due to increased labor costs and one-time equipment repair costs. Capital spending this quarter was $5.5 million, mostly for underground development and process plant improvements.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Efemcukuru

Operating Data	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
Tonnes Milled	95,131	-	165,777	-
Average Treated Head Grade - g/t	9.60	-	9.23	-
Average Recovery Rate (to Concentrate)	92.9%	-	92.6%	-
Gold (ounces)
- Produced – pre commercial production	8,222	-	12,515	-
- Sold – pre commercial production	8,798	-	12,381	-
Average Realized Gold Price
Cash operating costs (per ounce sold)	-	-	-	-
Total cash costs (per ounce sold)	-	-	-	-
Financial Data (millions)
Gold revenues	-	-	-	-
Depreciation and depletion	-	-	-	-
Gross profit – gold mining operations	-	-	-	-
Capital expenditure on mining interests	$15.5	$14.8	$29.5	$46.8

During the quarter Efemcukuru recovered approximately 27,000 ounces of gold in concentrate which was shipped to Kisladag for final treatment, and sold 8,798 ounces.  At the end of the quarter there were approximately 42,000 ounces of in-situ gold contained in concentrate stored at Kisladag.

The mine and mill operated at expected levels during the quarter. At the Kisladag concentrate treatment plant an additional filter press unit arrived during the quarter and is expected to be operational early in the third quarter. Improvements are being made to the leaching circuit to improve recoveries to design levels.

Capital spending this quarter was $15.5 million mostly for underground development and completion of construction.

Vila Nova

Operating Data	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
Tonnes Processed	176,418	153,013	366,165	290,095
Iron Ore Produced	152,965	132,980	318,866	252,017
Average Grade (% Fe)	64.4%	64.4%	63.5%	64.4%
Iron Ore Tonnes
- Sold	172,024	43,418	260,605	128,839
Average Realized Iron Ore Price	$85	$130	$85	$133
Cash Costs (per tonne produced)	$ 62	$ 62	$ 63	$ 54
Financial Data (millions)
Revenues	$14.7	$6.5	$22.1	$17.1
Depreciation and depletion	$1.4	$0.4	$2.1	$1.2
Gross profit from mining operations	$2.7	$3.3	$3.6	$8.6
Capital expenditure on mining interests	$0.1	$0.2	$0.3	$0.2

Iron ore production in the second quarter of 2012 increased at Vila Nova compared to the same quarter of 2011, mainly as a result of improved efficiencies in both the mine and treatment plant. Four shipments were made during the quarter, two of lump ore and two of sinter fines.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Stratoni

Operating Data	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
Tonnes ore mined (wet)	66,529	NA	85,471	NA
Tonnes ore processed (dry)	64,272	NA	80,874	NA
Pb grade (%)	6.58%	NA	6.40%	NA
Zn grade (%)	10.06%	NA	9.78%	NA
Ag grade (g/t)	172	NA	169	NA
Tonnes of concentrate produced	17,278	NA	21,140	NA
Tonnes of concentrate sold	15,821	NA	21,390	NA
Average realized concentrate price (per tonne)	$893	NA	$949	NA
Cash Costs (per tonne of concentrate sold)	$593	NA	$650	NA
Financial Data (millions)
Revenues	$13.3	NA	$19.0	NA
Depreciation and depletion	$1.9	NA	$2.7	NA
Gross profit from mining operations	$1.9	NA	$2.4	NA
Capital expenditure on mining interests	$2.5	NA	$3.0	NA

During the second quarter, Stratoni mined 66,529 tonnes of run-of-mine ore and produced 17,278 tonnes of lead and zinc concentrate at an average cash cost of $593 per tonne of concentrate produced.  During the same period, Stratoni sold 15,821 tonnes of concentrate at an average price of $843 per tonne (4,678 tonnes of lead concentrate at an average price of $1,423 per dry metric tonne and 11,143 tonnes of zinc concentrate at an average price of $682 per dry metric tonne, minus prior period finalised sales adjustments). Stratoni operating and financial data for the 6 months period of 2012 shown in the table above reflect operations subsequent to February 24, 2012, the date of the European Goldfields Ltd. (“EGU”) acquisition.

Development project update

Eastern Dragon

Activity was limited during the quarter as we continued to focus on receiving the Project Permit Approval (PPA). Subsequent to the quarter end Eldorado was informed by the Heilongjiang Provincial Development and Reform Commission (PDRC) that it would require the formal approval of the PPA by the National Development and Reform Commission (NDRC) in Beijing. We are currently in the process of preparing the necessary paperwork to submit to NDRC, as well as determining the timeline for review and approval.

Tocantinzinho

As part of the Environmental Impact Assessment (EIA), a Public Hearing was held on June 14, 2012 in Para State with participation by local and State government authorities and local stakeholders. Following a presentation on the project the floor was opened for questions, which largely centered on the economic benefits associated with the project.  There were no statements of opposition to the Tocantinzinho Project registered during the event.

Assessment of the Tocantinzinho EIA application will continue under the guidance of the state environmental agency. Processing of the application is expected to be completed by the end of the year. Site activities including geotechnical and hydrogeological drilling have now been completed.  Ongoing work at site is now focused on support for hydrology and environmental investigations.  Drill core has been collected from site and shipped to Canada for additional metallurgical testing. Geotechnical and environmental investigations being carried out along the forest trail following the access road route were completed up to kilometer 37.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Preparation of the feasibility study is ongoing with the process design largely completed.  Process flowsheets, layout of the process and ancillary facilities, and specification of equipment are complete. Bid packages have been distributed to vendors with pricing expected to be finalized for the preparation of the cost estimate this year in the third quarter.

Perama Hill

Receipt of the PEIA approval for Perama in February marked a major milestone in the permitting process for the project. The EIA application was subsequently submitted to the Ministry of Environment and Forestry for approval. This application will be processed under the fast track program for capital investment projects. The application continues to be monitored closely, and it appears that changes in the country resulting from recent elections have not adversely impacted the operation of the bureaucracy or progress on the application.  Discussions with ministry personnel regarding the project remain active and positive.

Field work on the Perama site resumed after several years of inactivity.  Geotechnical drilling is underway to examine the foundation conditions for the plant site and tailings dump site.  In addition drilling is being carried out in the open pit area to reestablish the geotechnical conditions used in the feasibility pit slope design, and we expect exploration drilling in the Perama South area to begin in the third quarter.

Olympias

Rehabilitation of the Olympias underground mine and processing plant continued during the quarter.  In the mine, 532 meters of underground access was rehabilitated or developed. Portal development was completed for the 8.5 km. tunnel linking Stratoni and Olympias during the quarter, and mining of the adit began. Metallurgical testwork to evaluate the proposed new processing facility at Stratoni continued during the second quarter.

Commissioning of the Olympias processing plant started late in the second quarter, and we expect concentrate production from the historic tailings early in the third quarter.

Skouries

During the second quarter the initial mobilization of support equipment, facilities, and personnel was conducted. Site survey began, and the layout of the main access road was finalized. Tree cutting began on forest land acquired from the forestry department.

Certej

On July 9, 2012 the Environmental Permit for Certej was approved by the Regional Department of Environment, this was the final major milestone in the environmental permitting process for Certej. Land acquisition activities continue to progress satisfactorily as a precursor to our construction permit application.

A drilling programme (2,330m) to provide fresh core for the confirmatory metallurgical testwork was completed ahead of schedule at the end of the quarter. Assays on the first batches of samples have been received and composites are being prepared for dispatch to the laboratories involved with the metallurgical testing, the final results of which are expected at the end of 2012. A drilling programme (5,400m) commenced at the end of the quarter to delineate the link structure between the Central and West areas of the planned open pit.

Work commenced on the reinstatement and extension of the existing 20kV, 1600 kVa capacity overhead power line to provide power for the site establishment and construction works, and construction work has commenced on the reinstatement of the civil works for the Mures River pump station to provide water for mining operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Exploration update

The Company completed 47,300 meters of exploration drilling during the quarter at our exploration projects and mine operations in Turkey, Greece, Romania, China, and Brazil.

Turkey

Exploration in Turkey during the quarter focused on drilling at our Efemçukuru mine site, identification of new exploration target areas at Kisladag, and sampling and mapping activities at several reconnaissance projects.

At Efemçukuru, 44 drillholes (7,500m) were completed during the quarter on the Kestane Beleni northwest extension and the Kokarpinar vein targets.  The most significant result was the identification of a new high-grade zone in a previously untested portion of the Kokarpinar vein, with drillhole intercepts of 1.64m @ 298.35 g/t Au and 310.54 g/t Ag (KV-419); 1.91m @ 8.84 g/t Au and 55.66 g/t Ag (KV-417); and 0.75m @ 8.82 g/t Au and 13.10 g/t Ag (KV-420).   These three drillholes pierce the vein at the same elevation over a 200m strike length, and the high grade shoot they define is open up-dip, down-dip, and to the north.  Drilling of the Kestane Beleni northwest extension has intersected numerous narrow vein intervals with low to moderate gold grades, defining a near-surface zone of mineralization.

No exploration drilling was completed at the Kisladag mine site during the second quarter.  Work during the quarter focused on completing and interpreting the detailed ground magnetic survey, which has been integrated with the three dimensional induced polarization survey, geological mapping, and soil geochemistry survey results to define targets for drilling starting in the third quarter.  Approximately 10,000 metres of drilling are planned to test new targets within a 3-4 km radius of the deposit.

At our reconnaissance projects, drilling commenced late in the quarter at the Sebinporphyry+epithermal prospect, and drill target definition, permitting, and access road construction were completed at the Atalan, Dolek, and Gaybular projects.

Greece
Drilling continued during the quarter on the Piavitsa prospect, with twelve holes completed and approximately 3,000 metres drilled.  Drilling is targeting polymetallic, Au+Ag rich, carbonate replacement sulphide mineralization along the Stratoni fault zone, similar to that typical of the Olympias deposit. All drillholes have intersected the fault zone at or near the projected depth, and have cut intervals of massive sulphide, disseminated sulphide, or oxide material within the fault zone.  Assay results to date have demonstrated that high gold values can occur in any of these forms of mineralization.  Notable results include intercepts of: 4.6m @ 4.06 g/t Au and 208.0 g/t Ag (PHG-060); 7.00m @ 4.94 g/t Au and 50.0 g/t Ag (PHG-061); 5.0m @ 4.07 g/t Au and 2.00 g/t Ag (PHG-062); and 12 m @ 1.86 g/t Au (PHG-068).  Drilling in the second half of the year will continue to test the Stratoni fault zone with a drillhole spacing of approximately 200m x 200m, to provide drillhole density to support a year-end inferred resource estimate.

At the FisokaCu+Au porphyry prospect, drilling commenced during the quarter in an area where historical drilling by TVX and a Greek precursor company delineated a shallow, supergene enriched chalcocite zone.   Initial holes are targeting areas of the enriched zone where previous programs suffered from poor core recovery, as well as deeper underlying areas that were not previously tested. Surface exploration programs of mapping, outcrop sampling, and an extensive soil geochemistry program are being completed to define targets at the Tsikara prospect for possible drilling in the second half of the year.
At Perama, geological mapping and prospecting were completed over Perama Hill and Perama South.  Initial results from geochemical sampling included high Au values (5 – 10 g/t Au) from stratabound mineralization and crosscutting breccia bodies at Perama South. Additional sampling is planned prior to outlining a drilling program to test for extensions of these mineralized zones. Geotechnical drilling of the planned pit and infrastructure areas is underway, and exploration drilling at Perama Hill and Perama South is scheduled to commence in the third quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Romania

Our exploration activities in Romania are focused on projects in the Certej Mining District.  At the Certej deposit, drill testing of two areas began during the second quarter. The target areas are a mineralized zone along the western edge of the proposed open pit, plus a poorly-drilled zone of gold mineralization that links the lower parts of the West and Main Zones.  This zone lies beneath the present pit design, and is largely classified as an Inferred Mineral Resource.

Reconnaissance exploration completed in the Certej district during the second quarter includes an induced polarization survey at the Sacaramb prospect, and sampling / drill target definition at the Certej North prospect.

China

Exploration drilling in China during the quarter included programs in the Guizhou, Jilin, and Qinghai regions.  In Guizhou, exploration drilling was conducted within the Jinfeng mining license, and on surrounding exploration licenses.

At the Jinfeng mine, 40 drillholes totaling over 10,400 metres of drilling were completed from surface and underground rigs.  Surface drilling targeted the F6 mineralized zone at Rongban and the southeast extension of the F3 mineralized fault zone, whereas underground drilling tested infill and stepout targets along the deep portions of F3 and F7, along with fault systems linking these two mineralized structures.  Much of the drill targeting was based on the revised structural model for the deposit.  Positive results were obtained from all areas tested.  Significant results during the quarter included intercepts of 29.0m @ 5.92 g/t Au (HDDS0253) and 19.0m @ 6.19 g/t Au (HDDS0258) from just below the design pit in the Rongban portion of the deposit; 55m @ 5.3 g/t Au (HDDU-0155), and 80 m @ 2.63 g/t Au (HDDU-0160) from the F3 mineralized zone; 4.0m @ 12.58 g/t Au (HDDU0141) and 6.0m @ 6.3 g/t Au (HDDU0139) along the down-dip projection of the F7 mineralized fault; and 11.0m @ 12.34 g/t Au (HDDU0130) and 11.0m @ 21.56 g/t Au (HDDU0129) from an interpreted fault linking the F3 and F7 mineralized faults.

In Qinghai (Tanjianshan), exploration drilling commenced during the second quarter at the Xijingou deposit and at the Qinlongtan North target area, with over 4,000m completed between the areas.  At Qinlongtan North, drilling has traced the host structure and alteration northward from the previously-mined deposit in the initial four holes; mineralization is locally strong in these holes, assay results are pending.  At Xinjingou, eight holes have been completed, mainly in the eastern part of the deposit area.  The holes have intersected mineralized intervals associated with intrusive contacts with carbonaceous schist; assay results are pending.

In the Jilin region (White Mountain), drilling commenced in June at the Dongdapo license area, testing two prospects.

Brazil

Exploration efforts at Tocantinzinho continue to focus on drill testing geochemical and geophysical targets peripheral to the Tocantinzinho deposit.  Six drill holes were completed during the second quarter. Diamond drilling at the Agua Branca project (35km south of Tocantinzinho) has focused on expanding known mineralization at Camarao Hill.  Twelve drill holes were completed in the second quarter for over 3,000 m of drilling.  Results received to date continue to show erratic grades over wide intervals, but have confirmed continuity of the zone over a northeasterly strike length of over 1,200m.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Quarterly results

millions (except per share amounts)
	2012	2012	2011	2011	2011	2010	2010	2010
	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter
Total revenues	$244.2	$271.5	$303.3	$326.1	$252.6	$219.2	$213.0	$190.3
Net income	$46.6	$67.9	$88.8	$102.5	$74.9	$52.5	$45.2	$69.6
Earnings per share
- basic	$0.07	$0.11	$0.16	$0.19	$0.14	$0.10	$0.08	$0.13
- diluted	$0.07	$0.11	$0.16	$0.19	$0.14	$0.10	$0.08	$0.13

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance.

Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS.We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost and total cash cost
The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs	2012	2011	2012	2011
millions (except for gold ounces sold and cash operating cost per ounce sold)	Q2	Q2	YTD	YTD
Production costs– excluding Vila Nova and Stratoni (from consolidated income statement)	$74.4	$78.7	$155.4	$148.5
Less:
By-product credits and other adjustments	$(1.3)	$(1.3)	$(2.6)	$(2.5)
Total Cash Cost	$73.1	$77.4	$152.8	$146.0
Royalty expense and production taxes	$(9.3)	$(13.0)	$(20.8)	$(20.7)
Cash operating cost	$63.8	$64.4	$132.0	$125.3
Gold ounces sold	132,919	162,164	283,580	310,694
Total cash cost per ounce sold	$480	$397	$465	$403
Cash operating cost per ounce sold	$550	$477	$539	$470

Cash flow from mining operations before changes in non-cash working capital

We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Gross profit from gold mining operations
We use gross profit from gold mining operations to supplement our consolidated financial statements, and calculate it by deducting operating costs and depreciation, depletion and amortization directly attributable to gold mining operations from gross revenues directly attributable to gold mining operations.

These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

Operating cash flow, financial condition and liquidity

Operating activities before changes in non-cash working capital generated $82.1 million in cash this quarter, compared to $114.6 million in the same quarter of 2011. The decrease in cash flow year-over-year was due to lower operating cash flow from our mining operations.

Capital expenditures
We invested $114.6 million in capital expenditures, mine development, mining licences and other assets this quarter.

Mine development expenditures totalled $31.7 million:
•	$3.8 million at Eastern Dragon
•	$5.8 million at Tocantinzinho
•	$1.8 million at Perama Hill
•	$12.9 million at Olympias
•	$6.5 million at Skourias
•	$0.9 million at Certej

Spending at our producing mines totalled $79.9 million:
•	$47.7 million at Kisladag, mostly related to the Phase IV expansion and sustaining capital
•	$15.5 million at Efemcukuru mostly on mine development and completion of start-up
•	$5.9 million at Jinfeng, mostly on land acquisition and waste stripping
•	$5.5 million at White Mountain, mainly related to underground mine development
•	$2.8 million at Tanjianshan, mainly related to sustaining capital
•	$2.5 million at Stratoni

We also spent $2.6 million on land acquisition costs in Turkey, and $0.4 million related to fixed assets for our corporate offices in Canada and China.

Liquidity and capital resources

(millions)	June 30, 2012	December 31, 2011
Cash and cash equivalents	$314.6	$393.8
Working capital	$424.6	$408.8
Restricted collateralized accounts	$57.1	$55.4
Debt	$120.0	$81.0

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Chinese regulations governing cash movements within and injected into the country require that our existing debt only be paid from cash flows generated from our Chinese operations that are party to the loans. Management believes that the working capital at June 30, 2012, together with future cash flows from operations, is sufficient to support our planned and foreseeable commitments.

Cash and cash equivalents of $267.1 million are held by the Company’s operating entities in China and Turkey where the cash was generated. No income tax liability has been recognized for the potential repatriation of these funds. If the cash held in these entities is repatriated by way of dividends to the parent company, withholding taxes would be due on the amounts at the rate of 10% for Turkey, and 5% to 10% for China.

Contractual obligations
(millions)	2012 $	2013 $	2014 $	2015 $	2016 and later $	Total $
Debt	19.8	50.6	-	50.0	-	120.4
Capital leases	0.1	0.1	-	-	-	0.2
Operating leases	8.7	5.1	4.0	3.5	5.9	27.2
Purchase obligations	172.4	42.5	15.9	16.3	14.6	261.7
Totals	201.0	98.3	19.9	69.8	20.5	409.5

The table does not include interest on debt.

As at June 30, 2012, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell  a total 22,396 dry metric tonnes of zinc concentrates and 11,147 dry metric tonnes of lead/silver concentrates cumulative through the financial year ending December 31, 2013.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (Silver Wheaton) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around Stratoni, up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce. As at June 30, 2012 approximately 10.3 million ounces of silver remained of the original commitment.

In May 2012, the Company, in connection with Hellas, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of Euro50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines. The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 0.57 basis points.

Debt
Significant changes in our debt from that disclosed in our December 31, 2011 annual MD&A and consolidated financial statements are as follows:

Eastern Dragon HSBC revolving loan facility (Facility)
In February, 2012, the Facility was reviewed by the bank and was extended to November 30, 2012.  The interest rate on this loan as at June 30, 2012 was 6.44%.

As at June 30, 2012, RMB 65.0 million ($10.3 million) was outstanding on this loan.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Eastern Dragon China Mercantile Bank (CMB) line of credit loan
In January 2012, the term of the CMB line of credit loan was extended to January 2013 and the annual management fee of 10% of the interest accrued on the outstanding amount paid quarterly was removed. In addition, the floating interest rate is now adjusted monthly at the prevailing lending rate stipulated by the People’s Bank of China for working capital loans. This loan is collateralized by way of a restricted cash deposit as funding of the irrevocable letter of credit issued by Sino Gold to CMB. The collateral was increased in January 2012 from $52.3 million to $56.5 million. The interest rate on this loan as at June 30, 2012 was 6.31%.

As at June 30, 2012, RMB 320.0 million ($50.6 million) was outstanding on this loan.

Jinfeng construction loans
During the year Jinfeng made its quarterly scheduled payments totaling RMB 70.0 million ($11.1 million) on the construction loan, reducing the balance remaining to RMB 60.0 million ($9.5 million) at June 30, 2012.

HSBC revolving credit facility
In October 2011, the Company entered into a $280.0 million revolving credit facility with HSBC (“the credit facility”) and a syndicate of four other banks. The credit facility matures on October 12, 2015 and is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.  The interest rate on this loan as at June 30, 2012 was 1.99%.

The prepaid loan cost on the balance sheet relating to the credit facility as at June 30, 2012 was $2.5 million. As at June 30, 2012, $50.0 million had been drawn down on the credit facility.

Entrusted loan
In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned sub-sidiary, entered into a RMB 12.0 million ($1.9 million) entrusted loan agreement, which was subsequently increased to RMB 180.0 million ($28.5 million) in June 2011, and then increased to RMB 300.0 million ($47.4 million) in June 2012.Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon.
The entrusted loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at June 30, 2012 was 4.59%.

Dividends
No dividends were paid during the quarter.

Equity
This quarter we received net proceeds of $10.7 million for issuing 1,533,375 common shares related to stock options and warrants being exercised.

We may make minor accounting adjustments to these figures before they are presented in future consolidated financial statements.

Common shares outstanding - as of July 26, 2012 - as of June 30, 2012	712,998,939 712,983,939
Share purchase options - as of July 26, 2012 (Weighted average exercise price per share: $13.40 Cdn)	15,793,737

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Other information

Initial adoption of accounting policy

Revenues from the sale of concentrate are recognised when the risks and rewards of ownership have been transferred to the customer and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received.

A number of the Company’s concentrate products are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. These concentrates are provisionally priced at the time of sale based on forward prices for the expected date of the final settlement. The provisionally priced sales of concentrate contain an embedded derivative, which does not qualify for hedge accounting. These embedded derivatives are recognized at fair value through revenue until the date of final price determination. Subsequent variations in the price are recognized as revenue adjustments as they occur until the price is finalized.

New accounting developments

Accounting standards effective in 2013 and 2015 are disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011.

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the second quarter of 2012 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

For accounting purposes, we acquired control of EGU on February 24, 2012. As permitted by the Sarbanes-Oxley Act and applicable Canadian Securities Commission rules related to business acquisitions, we will exclude EGU operations from our annual assessment of internal controls over financial reporting for the year ending December 31, 2012.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., our President, is the Qualified Person under NI 43-101 responsible for supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, may, could, would, might, will.

•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.

•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.

•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies,
•	actual and estimated production and mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory and permitting risks,
•	acquisition risks, and
•	other risks that are set out in our annual information form and MD&A.

•	If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

To understand our risks you should review our annual information form, which includes a more detailed discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.